Exhibit 99.1

Vermilion Energy Inc. Announces Proposed Issuance of US$400 Million Senior Unsecured Notes

CALGARY, AB, Jan. 28, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX: VET) (NYSE: VET) announces its intention to issue up to US$400 million aggregate principal amount of eight-year senior unsecured notes (the "New Notes") in a private offering to qualified institutional buyers (the "Offering"), subject to market and other conditions. The Company intends to use the net proceeds from the New Notes, at its option, to (a) redeem or repay the outstanding amount of the Company's existing 5.625% senior notes due 2025 (the "Existing Vermilion Notes") prior to or at their maturity date thereof, (b) fund a portion of the purchase price of the acquisition of Westbrick Energy Ltd. (the "Westbrick Acquisition"), (c) pay transaction fees and other costs associated with the redemption or repayment of the Existing Vermilion Notes and the Westbrick Acquisition, as applicable, (d) repay a portion of the outstanding borrowings under our credit facilities related to any of the foregoing; or (e) any combination of the foregoing.

The New Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended ("U.S. Securities Act") or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. The New Notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the New Notes in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws. Pursuant to the terms of the offering, the New Notes will be offered and sold only on a prospectus-exempt basis to institutional "accredited investors" in certain provinces in Canada and, in the United States, will be offered and sold only to "qualified institutional buyers" in reliance on Rule 144A under the U.S. Securities Act and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the U.S. Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security in any jurisdiction and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Forward-looking Information Advisory

Certain statements in this press release constitute "forward-looking information" within the meaning of applicable securities laws. Such forward-looking information includes statements regarding the size and terms of the Offering and the use of proceeds therefrom. Vermilion believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

The forward-looking statements contained herein are based upon certain assumptions and factors including, without limitation, current and future economic and financial conditions and expected future developments. Vermilion believes such assumptions and factors are reasonably accurate at the time of preparing this press release. However, forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties and other factors, which may cause actual results and circumstances to differ materially from any projections of future events or results expressed or implied by such forward looking statements. Such factors include, but are not limited to, risks associated with: closing of the Offering; failure to obtain any necessary consents and approvals required to complete the Offering; closing of the Westbrick Acquisition on the terms negotiated or at all; and general economic, market and business conditions and other factors, many of which are beyond the control of Vermilion. There is a specific risk that Vermilion may be unable to complete the Offering. If Vermilion is unable to complete the Offering, there could be a material adverse impact on Vermilion and on the value of its securities. See also the risks and uncertainties described under "Special Note Regarding Forward-Looking Information" and "Risk Factors" included in Vermilion's Annual Information Form dated March 6, 2024 filed under the Company's issuer profile on SEDAR+ (www.sedarplus.ca).

Any forward-looking statements are made as of the date hereof and Vermilion does not undertake any obligation, except as required under applicable law, to publicly update or revise such statements to reflect new information, subsequent or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. The Company's business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: For further information please contact: Kyle Preston, Vice President, Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 08:07e 28-JAN-25